Ardmore Shipping Corporation
Belvedere Building 69 Pitts Bay Road, Ground Floor Pembroke HM 08, Bermuda	Tel: Email: Web:	+ 1 441 405 7800 info@ardmoreshipping.com www.ardmoreshipping.com

September 10, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Ardmore Shipping Corporation

Registration Statement on Form F-3

Filed August 30, 2019

File No. 333-233540

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ardmore Shipping Corporation hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it becomes effective at 9:00 a.m., Eastern Time, on September 12, 2019, or as soon thereafter as practicable.

[Signature page follows]

Company Reg: 61477    Registered in Marshall Islands

ARDMORE SHIPPING CORPORATION

By:	/s/ Paul Tivnan
Name: Paul Tivnan
Title: Chief Financial Officer

[Signature Page to Acceleration Request (F-3)]